Subject to Completion Preliminary Term Sheet dated September 12, 2007	Filed Pursuant to Rule 433 Registration No. 333-132911

$ Leveraged Index Return Notes	Expected Pricing Date* September	, 2007
Linked to the Merrill Lynch Commodity index eXtraSM – Excess Return	Settlement Date* October	, 2007
Due December , 2009	Maturity Date* December	, 2009
($10 original public offering price per unit)	CUSIP No.
Term Sheet No.

Merrill Lynch & Co., Inc.

•       100% to 115% leveraged upside exposure to increases in the value of the Merrill Lynch Commodity index eXtraSM – Excess Return (the “Index”)

•       1-to-1 downside exposure to decreases in the value of the Index in excess of a Threshold Amount with up to 90% of the principal amount at risk

•       A maturity of approximately 26 months

•       Not listed on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement LIRN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 100,000 units or more will be $9.95 per unit and $.15 per unit. This pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October, the settlement date may occur in September or October and the maturity date may occur in November or December . Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc.

“Merrill Lynch Commodity index eXtraSM – Excess Return” is a service mark and trademark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

September     , 2007

Summary

The Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM – Excess Return due December , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, if the value of the commodity-based Merrill Lynch Commodity index eXtraSM – Excess Return (Bloomberg index symbol “MLCXER <Index>“) (the “Index”) increases from the Starting Value of the Index on the Pricing Date to the Ending Value of the Index determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

Leveraged Index Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Participation Rate of 107.5%, the midpoint of the range of 100% and 115%. The blue line reflects the hypothetical returns on the Notes, while the dotted red line reflects the return of a hypothetical direct investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, the actual Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 489.82, the closing level of the Index on September 10, 2007, and assuming a Participation Rate of 107.5%, the midpoint of the indicated range of 100% and 115%:

Example 1—The hypothetical Ending Value is 50% of the hypothetical Starting Value, less than the Threshold Value:

Hypothetical Starting Value: 503.26

Hypothetical Ending Value: 251.63

Hypothetical Threshold Value: 452.93

$10 +	($10 x	(251.63 - 452.93)	x 100%	)	= $6.00
503.26

Payment at maturity (per unit) = $6.00

Example 2—The hypothetical Ending Value is 95% of the hypothetical Starting Value, greater than the Threshold Value:

Hypothetical Starting Value: 503.26

Hypothetical Ending Value: 478.10

Hypothetical Threshold Value: 452.93

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 original public offering price.

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 503.26

Hypothetical Ending Value: 603.92

$10 +	($10 x	(603.92 - 503.26)	x 107.5%	)	= $12.15
503.26

Payment at maturity (per unit) = $12.15

Leveraged Index Return Notes	TS-3

The following table illustrates, for the hypothetical Starting Value of 503.26, a Threshold Value of 90% of the hypothetical Starting Value, and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date for each Note;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical direct investment in the commodities included in the Index.

The table below assumes a Participation Rate of 107.5%, the midpoint of the indicated range of 100% and 115%.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return on the Index Components (1)(2)
201.31	-60%	$5.00	-50.00%	-27.34%	-38.07%
251.63	-50%	$6.00	-40.00%	-20.98%	-29.52%
301.96	-40%	$7.00	-30.00%	-15.16%	-22.21%
352.28	-30%	$8.00	-20.00%	-9.77%	-15.78%
402.61	-20%	$9.00	-10.00%	-4.74%	-10.02%
452.94 (4)	-10%	$10.00	0.00%	0.00%	-4.80%
503.26 (3)	0%	$10.00	0.00%	0.00%	0.00%
553.59	10%	$11.08	10.75%	4.82%	4.44%
603.92	20%	$12.15	21.50%	9.39%	8.58%
654.24	30%	$13.23	32.25%	13.75%	12.46%
704.57	40%	$14.30	43.00%	17.92%	16.12%
754.90	50%	$15.38	53.75%	21.93%	19.59%
805.22	60%	$16.45	64.50%	25.78%	22.88%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 17, 2007 to November 17, 2009, a term expected to be approximately equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value. The actual Starting Value will be set forth in the final term sheet made available in connection with the sale of the Notes.

(4)	This represents the Threshold Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and term of your investment.

Leveraged Index Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•

The value of a commodity futures contract included in the Index that is traded in currencies other than U.S. dollars will not be adjusted for changes in exchange rates that might affect such contract and consequently the level of the Index.

•

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the Index publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	Trading in the futures contracts included in the Index can be volatile based on a number of factors that we cannot control.

•	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

•	The Notes will not be regulated by the CFTC.

•	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

There is no assurance that the calculation principles of the Index will result in the Index accurately reflecting commodity market performance

The methodology and criteria used to determine the composition of the Index, the weights of the various Index Components and the calculation of the level of the Index are designed to allow the Index to serve as a measure of commodity market performance. However, the Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria applied in connection with the Index will not accurately reflect commodity market performance and that the trading of or investments in products based on or related to the Index, such as the Notes, will not correlate with commodity market performance generally.

Certain commodity prices have recently been at historical highs and there is no assurance that such price levels will be sustained or repeated.

The price levels of certain types of commodities, particularly energy products, have recently been at historic highs, which tends to increase the level of the Index. There can be no assurance that these price levels will be sustained or repeated in future periods, and the level of the Index could decline in the future.

The Index has a net decline in value since inception.

The value of the Index as of September 10, 2007, was lower than it was at its inception. there is no assurance that the value of the Index would not decline further in the future.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Index is concentrated in a limited number of market sectors

The Index is designed as a broad-based index of commodity market performance. The current calculation principles applicable to the Index prohibit any market sector from comprising more than 60% of the weight of the index at any time, in order to promote the diversification of the Index Commodities (as defined below). However, the energy sector currently accounts for approximately 60% of the Index and base and precious metals account for over 18%. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Index.

Leveraged Index Return Notes	TS-5

Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The Index Manager, an affiliate of ML&Co., may from time to time modify the methodology for determining the composition and calculation of the Index

Merrill Lynch Commodities, Inc. (the “Index Manager”) retains the discretion to modify the methodology for determining the composition and the level, of the Index, at any time. The Index Manager expects to make such modifications from time to time. It is possible that certain of these modifications will adversely affect the level of the Index.

The Notes are linked to the Merrill Lynch Commodity index eXtra – Excess Return (Bloomberg symbol “MLCXER”), not the Merrill Lynch Commodity index eXtra – Spot Return (Bloomberg symbol “MLCXSP”) or the Merrill Lynch Commodity index eXtra – Total Return (Bloomberg symbol “MLCXTR”)

The Notes are linked to the Merrill Lynch Commodity index eXtra – Excess Return (Bloomberg symbol “MLCXER”), which we refer to in this term sheet as the “Index.” The Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtra – Spot Return tracks only price movements of the Index Components, and the Merrill Lynch Commodity index eXtra – Total Return includes commodity price movements, a roll-return component and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the Notes are linked to the Index and not the Merrill Lynch Commodity index eXtra – Total Return, the value of the Notes will not reflect the total return feature.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the value of the Index will appreciate from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the value of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•

You anticipate that the value of the Index will depreciate from the Starting Value to the Ending Value or that the value of the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek interest payments or other current income on your investment.

•	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Leveraged Index Return Notes	TS-6

The Index

All disclosure in this term sheet regarding the Index, including without limitation, its make-up, method of calculation and changes in its components, is derived from information made available by the Index Manager and MLPF&S, in its capacity as “Index Publisher”, each an affiliate of ML&Co. This information reflects the policies of the Index Manager and Index Publisher and is subject to change by the Index Manager and Index Publisher at their discretion. The Index Manager and Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index.

Overview

The Index was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for commodity market performance and for investment in commodities as an asset class. The Index is comprised of futures contracts on physical commodities (each an “Index Commodity”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. In the case of the Index, as the exchange traded futures contracts that comprise the Index (the “Index Components”) approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling”. The Index rolls over a 15 day period each month. The Index is an excess return index that factors in both price movements as well as roll yields.

The Index Manager constructed the Index based primarily on the liquidity of the Index Components and the value of the global production of each Index Commodity. The Index Manager believes that these criteria allow the Index to reflect the general significance of the Index Commodities in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other Index Commodities). The Index composition and weights are typically determined once a year and applied once at the start of each year in January. See the section entitled “Construction—Contract Selection—Weighting”. The methodology for determining the composition, weighting or value of the Index and for calculating its level is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager has indicated that it expects to modify the Index only in rare occasions in order to maintain stability and comparability.

Construction

The Index was created using the following four main principles:

1.	Liquidity – The Index Components should be sufficiently liquid to accommodate the level of trading needed to support the Index. The selection mechanism is therefore based primarily on liquidity.

2.	Weighting – The weight of each Index Component should reflect the value of the global production of the related Index Commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting”.

3.	Market Sectors – Each Market Sector should be adequately represented in the Index and the weights should be adjusted to maintain the integrity of the Market Sectors.

4.	Rolling – Index Components are rolled during a fifteen day period in an attempt to limit the market impact that such contract rolls could have.

The Index contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector contains a minimum of two and a maximum of four Index Components, selected by liquidity.

Exchange Selection

The Index Manager initially selected six exchanges, on the basis of liquidity, geographical location and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The six exchanges currently are: (1) the (a) the NYMEX and (b) the COMEX divisions of the New York Mercantile Exchange (the “NYMEX”); (2) the Chicago Mercantile Exchange (the “CME”); (3) the Chicago Board of Trade (the “CBOT”); (4) the London Metals Exchange (the :LME”); (5) the ICE Futures (formerly known as the International Petroleum Exchange); and (6) the New York Board of Trader (the “NYBOT”).

Contract Selection

Eligibility

To be an “Eligible Contract”, a commodity futures contract must not only be traded on a Selected Exchange, it must also satisfy the requirements for inclusion. In order to be an Eligible Contract, a contract must generally satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•	detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the Index;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30 being evaluated; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearing house) with respect to a contract and against which positions in such contract are margined or settled.

Leveraged Index Return Notes	TS-7

An Eligible Contract is selected for inclusion in the Index only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be determined by the Index Manager to be an Eligible Contract and included in the Index if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the Index and/or to realize the objectives of the Index. Every year the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the Index.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s Total Trading Volume and the value of that trading volume. The “Total Trading Volume” (“TTV”) with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract for an Index Component on each Trading Day during the twelve month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract:

LIQ = TTV × CS × ARP

Once the Liquidity is determined, the Eligible Contracts are listed in order of their Liquidity, from highest to lowest. All six Index Market Sectors must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of Index Components includes an Eligible Contract on WTI crude oil but excludes Brent crude oil as a Redundant Contract.

The selection of Eligible Contracts and determination of the Index Components occurs once a year and the results for the following calendar year will be announced before the first NYMEX Business Day of November. Based on this selection process, the Index may include from 12 to 22 commodity futures contracts. The Index includes the following 18 contracts:

MLCX Contract	Total Trading Volume (July 05 – June 06)	Average Reference Price in USD[1]	Contract Size in Units	Liquidity in USD
Crude Oil (WTI)	63,061,443	64.41	1,000	4,061,551,377,270
Copper - Grade A	20,433,442	5,020.28	25	2,564,538,987,661
High Grade Primary Aluminum	34,925,282	2,249.84	25	1,964,406,737,002
Natural Gas	20,765,310	9.27	10,000	1,924,293,149,392
No. 2 Heating Oil, NY	13,223,407	1.84	42,000	1,023,643,396,932
Gasoline	12,882,583	1.83	42,000	992,107,487,232
Gold	18,051,791	527.21	100	951,715,593,340
Special High Grade Zinc	12,448,768	2,104.54	25	654,972,509,271
Soybeans	20,019,592	5.94	5,000	594,458,746,021
Primary Nickel	4,158,644	15,492.07	6	386,555,933,643
Corn	34,493,449	2.19	5,000	378,368,839,549
Live Cattle	7,261,365	0.86	40,000	248,925,067,039
Sugar #11	14,718,097	0.14	112,000	230,061,283,275
Wheat	12,698,194	3.42	5,000	216,907,324,970
Silver	6,379,619	6.69	5,000	213,359,055,481
Coffee “C”	4,082,109	1.03	37,500	157,371,705,657
Soybean Meal	8,002,512	182.26	100	145,856,260,680
Lean Hogs	5,410,721	0.64	40,000	138,593,256,592

For purposes of the preceding paragraph only, a “NYMEX Business Day” is any day that the New York Mercantile Exchange rules define as a trading day.

Weighting

The Index Manager determines the weight of each Index Component on the basis of the global production of the related Index Commodity, provided that the contract reflects global prices for that Index Commodity. In some cases, however, the Index Components only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the Index, the Index Manager has aggregated U.S., Canadian, Mexican and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the Index to production of cattle and hogs in the United States, instead of using global production weights.

Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of such commodities like crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the Index Commodities accordingly.

[1]	The Average Reference Price in USD used to calculate LIQ is based on four decimals to reflect the fact that some commodities are quoted in US cents.

Leveraged Index Return Notes	TS-8

Market Sectors

The weight of any given Market Sector in the Index is capped at 60% of the overall Index and a minimum weight of 3% is applicable to each Market Sector. Even though the Index is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors and Index Components for 2007, announced December 7, 2006, were:

Market Sector	Weight
Energy	60.01%
Base Metals	14.43%
Grains & Oil Seeds	12.47%
Soft Commodities & Others	4.83%
Live Stock	4.54%
Precious Metals	3.72%

Index Component	Market Sector	Weight
Crude Oil (WTI)	Energy	28.34%
Gasoline – RBOB	Energy	12.29%
No. 2 Heating Oil, NY	Energy	11.70%
Natural Gas	Energy	7.68%
Copper – Grade A	Base Metals	6.23%
Wheat	Grains & Oil Seeds	5.86%
High Grade Primary Aluminum	Base Metals	5.03%
Corn	Grains & Oil Seeds	3.83%
Sugar #11	Soft Commodities & Others	3.54%
Gold	Precious Metals	3.40%
Live Cattle	Live Stock	3.17%
Special High Grade Zinc	Base metals	1.66%
Soybean Meal	Grains & Oil Seeds	1.60%
Primary Nickel	Base Metals	1.51%
Lean Hogs	Live Stock	1.37%
Coffee “C”	Soft Commodities & Others	1.29%
Soybeans	Grains & Oil Seeds	1.18%
Silver	Precious Metals	0.32%

Rolling

Each Index Component is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a fifteen day period during each month prior to the relevant expiration month for each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the Index. The rolling of contracts is effected on the same days for all Index Components, regardless of exchange holiday schedules, emergency closures or other events that could prevent trading in such contracts. If an Index Component is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Index Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, is expected to assist the Index Manager and Index Publisher in connection with the application of the Index principles, advise the Index Manager and Index Publisher on the administration and operation of the Index, and make recommendations to the Index Manager and Index Publisher as to any modifications to the Index methodology that may be necessary or appropriate.

The Advisory Committee is scheduled to meet once a year and may meet more often at the request of the Index Manager and Index Publisher. The Advisory Committee will advise the Index Manager and Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the Index, any changes to the composition of the Index or in the weights of the Index Components, and any changes to the calculation procedures applicable to the Index. The Advisory Committee will act solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the Index are made by the Index Manager and Index Publisher.

Leveraged Index Return Notes	TS-9

Hypothetical and Historical Data on the Index

The Index was launched in June 2006 and, accordingly, there is no actual historical data on the Index prior to June 2006. The following graph sets forth the hypothetical historical performance of the Index in the period from January 2002 through June 2006 and the actual performance of the Index in the period from June 2006 to August 2007. This hypothetical and historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 10, 2007, the closing level of the Index was 503.26.

License Agreement

Merrill Lynch, Pierce, Fenner & Smith Limited, the Index Publisher, has entered into a license agreement granting to Merrill Lynch & Co., Inc. a non-exclusive license to use the Index in connection with certain financial products. Merrill Lynch & Co. is an authorized sub-licensee.

Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher, and Merrill Lynch Commodities, Inc., as Index Manager, make no representation or warranty, express or implied, to depositors or any member of the public regarding the advisability of purchasing Notes, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by the Index Publisher and the Index Manager without regard to the Notes. The Index Publisher and the Index Manager have no obligation to take the needs of the depositors into consideration in determining, composing or calculating the Index. The Index Publisher and the Index Manager are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Notes to be issued. The Index Publisher and the Index Manager have no obligation or liability in connection with the administration and marketing of the Notes.

MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED, AS INDEX PUBLISHER, AND MERRILL LYNCH COMMODITIES, INC., AS INDEX MANAGER, IN THEIR CAPACITY AS INDEX SPONSORS WITH RESPECT TO THE INDEX, DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PURCHASERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Leveraged Index Return Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

LIRN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Leveraged Index Return Notes	TS-11

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement LIRN-1 dated July 2, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507148367/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Leveraged Index Return Notes	TS-12